Exhibit 99.3

Steakholder Foods Ltd.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Introduction

On June 5, 2025, Steakholder Foods Ltd. (the “Company” or “Steakholder”) entered into a memorandum of understanding to acquire Twine Solutions Ltd. (“Twine”), as well as related private placement and convertible loan agreements. On September 21, 2025, the Company entered into a binding securities purchase agreement to acquire Twine (the “Acquisition”), which was consummated on October 31, 2025 (the “Closing”). Following the Acquisition, the following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X of the U.S. Securities Act of 1933, as amended, as amended by the final rule, Release 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Background – June 2025 Agreements

On June 5, 2025, the Company entered into a convertible loan agreement (the “Twine Convertible Loan Agreement”) with Twine pursuant to which the Company provided Twine with a convertible loan in the amount of $1,740,000 (the “Twine CLA Loan Amount”). The Twine CLA Loan Amount bore interest at the rate of 8% per annum and could not be repaid in whole or in part by Twine prior to its maturity date in November 2025, without the Company’s prior written consent. Pursuant to the Twine Convertible Loan Agreement, when the Company consummated the Acquisition transaction prior to the Twine Maturity Date (such date, the “Twine Conversion Date”), the Company had the option to either (i) leave the Twine CLA Loan Amount outstanding until Twine Maturity Date, on which date Twine would repay the Twine CLA Loan Amount in full plus interest or (ii) convert the Twine CLA Loan Amount into Series BB Preferred Shares of Twine (the “Twine Conversion Shares”), at a conversion price of $0.02079 per Twine Conversion Share (the “Twine Conversion Price”). The Company elected to convert the Twine CLA Loan Amount.

On June 5, 2025, the Company also entered into a convertible loan agreement (the “D.B.W. Convertible Loan Agreement”) with D.B.W. Holdings (2005) Ltd. (the “Lender”) pursuant to which the Lender provided the Company with a convertible loan in the amount of $870,000 (the “D.B.W. CLA Loan Amount”). The D.B.W. CLA Loan Amount bore interest at the rate of 8% per annum, had a maturity date of May 30, 2027 (the “D.B.W. Maturity Date”) and could be repaid in whole or in part at any time by the Company. The closing of the transaction contemplated by the D.B.W. Convertible Loan Agreement was June 10, 2025, with proceeds used for funding the Twine CLA Loan Amount. The Company used the D.B.W. CLA Loan Amount to provide funding to Twine pursuant to the Twine Convertible Loan Agreement. Pursuant to the D.B.W. Convertible Loan Agreement, following the Closing, the outstanding D.B.W. CLA Loan Amount was automatically converted into the Company’s ADSs (the “D.B.W. Conversion Shares”), at a conversion price of $56.00 per ADS (the “D.B.W. Conversion Price”).

On June 5, 2025, the Company also entered into a securities purchase agreement with Gefen Capital Investments LP for a private placement of 15,536 ADSs at $56.00 per ADS, raising gross proceeds of $870,000. The placement closed on June 10, 2025, with proceeds used for funding the Twine CLA Loan Amount.

Background – Acquisition Agreement

On October 31, 2025, (the “Closing”), the Company consummated the transactions contemplated by the Securities Purchase Agreement (“SPA”), dated September 21, 2025, to purchase Twine. Pursuant to the terms and subject to the conditions contained in the SPA, including approval of a general meeting of the Company’s shareholders by the requisite majority, upon the Closing the Company acquired the entire fully-diluted equity of Twine, in return for which the Company issued 158,465 ADSs and 145,355 prefunded milestone warrants (“Prefunded Warrants”) to purchase ADSs (together, the “SPA ADSs”) to Twine securityholders, together representing after such issuance and theoretical exercise thereof, 20.5% of the issued and outstanding share capital of the Company.

The Prefunded Warrants may be exercised upon the achievement of certain defined milestones within a period of up to 10 years from its date of issuance, and may also be exercised beforehand, to the extent that the holder holds less than 24.99% of the issued and outstanding share capital of the Company.

In connection with the Closing, the Company issued restricted share units to Twine employees, and two Twine nominees were appointed to the Company’s Board of Directors.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2025, combines the unaudited historical consolidated interim balance sheet of the Company as of June 30, 2025, with the unaudited historical balance sheet of Twine as of June 30, 2025, giving effect to the acquisition, as if they had been consummated as of June 30, 2025. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024, gives effect to the acquisition, and related financing transactions, as if they had been completed on January 1, 2024, the beginning of the earliest period presented. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares outstanding, as if the Acquisition had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information does not purport to be indicative of the financial position and results of operations that the Company will obtain in the future, or that the Company would have obtained if the Acquisition had been consummated as of the dates indicated above.

The pro forma adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of the Company.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, has been prepared using, and should be read in conjunction with, the following:

●	Steakholder’s unaudited consolidated balance sheet as of June 30, 2025 and the related notes; and

●	Twine’s unaudited balance sheet as of June 30, 2025, and the related notes.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025, has been prepared using, and should be read in conjunction with, the following:

●	Steakholder’s unaudited consolidated statement of operations for the six months ended June 30, 2025, and the related notes; and

●	Twine’s unaudited statements of operations for the six months ended June 30, 2025, and the related notes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	Steakholder’s audited consolidated statement of operations for the year ended December 31, 2024, and the related notes; and

●	Twine’s audited statements of operations for the year ended December 31, 2024, and the related notes.

The unaudited pro forma condensed combined financial information has been prepared solely for informational purposes. Information regarding these pro forma adjustments is subject to risks and uncertainties that could cause actual results to differ materially from the Company’s unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information is not intended to represent and does not purport to be indicative of what the combined company financial condition or results of operations would have been had the transaction and other adjustments related to the transaction occurred at an earlier date or on the dates assumed.

Recent Developments

In January 2026, the Company’s board of directors resolved to discontinue additional funding of Twine, following a strategic review of Twine’s financial performance and capital requirements, following which Twine filed a request with the Central District Court of the State of Israel to receive an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018. The insolvency proceedings are at a preliminary stage and the Company cannot currently assess the effects of such proceedings on the Company’s business.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2025

(U.S Dollars in thousands, except per share amounts)

	Steakholder Foods	Twine	Transaction Accounting Adjustments	Note	Pro Forma Combined
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,377	1,278	(70)	(A)	2,585
Restricted cash	-	9	-		9
Marketable securities	48	-	-		48
Assets held for disposal	441	-	-		441
Trade receivables, net	-	10			10
Inventory	-	809	-		809
Prepaid expenses and other current assets	245	105	-		350

Total current assets	2,111	2,211	(70)		4,252

NON-CURRENT ASSETS:
Restricted deposits	13	108	-		121
Long-term loan	54	-	-		54
Convertible loan	1,747	-	(1,747)	(B)	-
Right-of-use asset	-	259	43	(G)	302
Property and equipment, net	1,933	231	-		2,164
Technology	-	-	2,481	(G)	2,481
Goodwill	-	-	3,483	(G)	3,483

Total non-current assets	3,747	598	4,260		8,605

Total Assets	5,858	2,809	4,190		12,857

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	727	1,554	177	(A)	2,458
Other liabilities	103	-	-		103
Trade payables	43	2,311	-		2,354
Deferred income	-	723	-		723
Loans from banks-current maturities	-	385	-		385
Loan from related parties	-	2,605	(1,747)	(B)	-
			(858)	(C)
Short-term lease liabilities	-	187	-		187

Total current liabilities	873	7,765	(2,428)		6,210

NON-CURRENT LIABILITIES

Warrants	-	102	(35)	(E)	-
			(67)	(F)
Convertible loan	874	-	(874)	(D)	-
Loans from banks	-	829	-		829
Long term lease liability	-	115	-		115

Total non-current liabilities	874	1,046	(976)		944

SHAREHOLDERS’ EQUITY
Convertible preferred shares	-	4,988	(4,988)	(F)	-
Ordinary shares, NIS 0.01 par value each - 500,356,900 shares authorized on June 30, 2025 and December 2024; 9,782,052 shares issued and outstanding on June 30, 2025 and December 2024	-	27	(27)	(F)	-
Ordinary shares – no par value, Authorized 5,000,000,000 shares. Issued and outstanding 915,704,159 and 349,603,759 at June 30, 2025 and December 31, 2024, respectively	-	-	-		-
Receivables on account of shares	(122)	-	-		(122)
Additional paid in capital	86,774	38,056	(20)	(A)	88,593
			858	(C)
			874	(D)
			(38,914)	(F)
			965	(H)

Accumulated deficit	(82,541)	(49,073)	(227)	(A)	(82,768)
			35	(E)
			49,038	(F)

Total shareholders’ equity	4,111	(6,002)	7,594		5,703

Total liabilities and shareholders’ equity	5,858	2,809	4,190		12,857

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Income Statement

For the Six Months Ended June 30, 2025

(U.S Dollars in thousands, except per share amounts)

	Steakholder Foods	Twine	Transaction Accounting Adjustments	Note	Pro Forma Combined

Revenue	-	224	-		224
Cost of revenue	-	519	124	(aa)	640
			(3)	(bb)

Gross loss	-	295	121		416

Research and development	1,158	1,273	(5)	(bb)	2,426
Sales and marketing	363	111	(2)	(bb)	472
General and administrative	1,924	558	-		2,482

Total operating loss	3,445	2,237	114		5,796

Financial expenses (income), net	193	568	(6)	(cc)	755
Other expenses	206	-	-		206

Total comprehensive loss	3,844	2,805	108		6,757

Net loss per share – basic and diluted	(0.0071)	-	-		(0.012)
Weighted average shares outstanding – basic and diluted	544,608,702	-	319,843	(dd)	544,928,545

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Income Statement

For the Year Ended December 31, 2024

(Dollars in thousands, except per share amounts)

	Steakholder Foods	Twine	Transaction Accounting Adjustments	Note	Pro Forma Combined

Revenue	10	1,218	-		1,228
Cost of revenue	22	1,301	248	(aa)	1,586
			15	(bb)

Gross loss	12	83	263		358

Research and development	3,518	2,504	24	(bb)	6,046
Sales and marketing	1,192	306	12	(bb)	1,510
Marketing with related party	172	-	-		172
General and administrative	3,582	1,166	227	(ee)	4,977
			2	(bb)

Total operating loss	8,476	4,059	528		13,063

Financial expenses, net	45	214	61	(cc)	320
Other expenses (income)	-	(195)	-		(195)

Total comprehensive loss	8,521	4,078	589		13,188

Net loss per share – basic and diluted	(0.02)	-	-		(0.032)
Weighted average shares outstanding – basic and diluted	417,642,811	-	319,843	(dd)	417,962,654

See accompanying notes to unaudited pro forma condensed combined financial information.

Note 1 - Basis of Presentation

In accordance with Article 11-02 of Regulation S-X, the objective of the pro forma financial information is to provide investors with information about the continuing impact of a particular transaction by illustrating how the Acquisition of Twine by the Company might have affected the Company’s historical financial statements if the transaction had been consummated at an earlier time.

Steakholder’s and Twine’s historical financial statements were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars. The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are consistent with those described in the Company’s unaudited financial statements as of and for the six months ended June 30, 2025 and the Company’s audited financials as of and for the year ended December 31, 2024.

Management performed a comprehensive review of the accounting policies between the two entities. Management is currently not aware of any significant accounting policy differences and has therefore not made any adjustments to the pro forma condensed combined financial information related to any potential differences.

The unaudited pro forma condensed combined financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the Acquisition.

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the statement of income (loss), expected to have a continuing impact on the combined results.

The Acquisition was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, Business Combinations (“ASC 805”), and using the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). Steakholder was determined as the accounting acquirer in the transaction based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. Under ASC 805, all assets acquired, and liabilities assumed are recorded at their acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of acquisition consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated useful lives of amortizable identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows related to the businesses acquired. Although the Company believes the fair values assigned to the assets acquired and liabilities assumed from the acquisition are reasonable, new information may be obtained about facts and circumstances that existed as of the date of the acquisition during the twelve-month period following the acquisition which could cause actual results to differ materially from the unaudited pro forma condensed combined financial information.

Note 2. Preliminary Purchase Price Allocation (“PPA”)

The fair value of the consideration is based on a preliminary, unaudited valuation made by a third-party appraiser as of the Closing date. The purchase price allocation is based on provisional amounts, which may be updated in the course of finalizing the Company’s annual financial statements. For details of recent developments, see “Introduction – Recent Developments” above.

The preliminary aggregate purchase consideration is as follows:

Preliminary Aggregate Purchase Consideration	USD In thousands
ADS (i)	$504
Prefunded Warrants (ii)	$461
Total Acquisition Consideration	965

i.	158,465 ADSs, totaling approximately $504,000 based on a fair value of $3.18 per share close share price at the Closing date.

ii.	145,355 Prefunded Warrants to purchase up to 145,355 ADSs, at an exercise price of $0.01 per ADS issued at the Closing, totaling approximately $461,000.

The aggregate preliminary purchase consideration allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma condensed combined financial statements and is presented as if the closing date were June 30,2025.

The following table provides a summary of the preliminary aggregate purchase consideration allocation of assets acquired, liabilities assumed and intangible assets preliminary estimate of their respective fair values using a third-party appraiser:

Preliminary Aggregate Purchase Consideration Allocation	USD In Thousands
Cash and cash equivalent	1,278
Restricted Cash	9
Trade Receivables	10
Other Receivables	105
Inventory	809
Restricted Deposits	108
Rights of Use Assets	302
Fixed Assets	231
Trade Payables	(2,311)
Accounts payables and accruals	(1,554)
Current Maturities of Bank Loans	(385)
Deferred Revenues	(723)
Loan from related parties	(1,747)
Short-term Lease Liabilities	(187)
Bank Loans	(829)
Long-term Lease Liabilities	(115)
Intangible Assets:
Technology	2,481
Goodwill	3,483
Total purchase price consideration	965

The estimated useful life of the intangible asset (in years) is as follows:

Estimated Useful Life
Technology	10

●	The identifiable intangible asset acquired consisted of developed technology with estimated useful life of 10 years. The Company amortizes the fair value of this intangible asset based on the discounted free cash flow over their respective useful life.

The preliminary aggregate purchase consideration allocation set forth above reflects the recording of goodwill of $3,483,000. Goodwill represents the excess of the preliminary aggregate purchase consideration over the preliminary estimated fair values of recorded tangible and intangible assets acquired and liabilities assumed in the Acquisition. The actual amount of goodwill to be recorded in connection with the Acquisition is subject to change once the valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed. The final valuation of such assets and liabilities is expected to be completed as soon as practicable but no later than one year after the consummation of the Acquisition.

The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated useful lives of amortizable identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows related to the businesses acquired. Although the Company believes the fair values assigned to the assets acquired and liabilities assumed from the acquisition are reasonable, new information may be obtained about facts and circumstances that existed as of the date of the acquisition during the twelve-month period following the acquisition which could cause actual results to differ materially from the unaudited pro forma condensed combined financial information.

Note 3 - Pro Forma Adjustments

The unaudited pro forma combined financial statements include pro forma adjustments that are (i) directly attributable to the transaction which was completed the Closing date, and (ii) factually supportable. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The pro forma adjustments reflect the purchase price allocation (“PPA”) determined as if the closing date were June 30, 2025, based on the estimated fair values of the assets acquired and liabilities assumed in accordance with ASC 805, Business Combinations. Additionally, the unaudited pro forma condensed combined financial statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect to the combined company.

The unaudited pro forma condensed combined financial information is based upon the historical consolidated and condensed consolidated financial statements of the Company and of Twine and certain adjustments which the Company believes are reasonable to give effect to the transaction. These adjustments are based upon currently available information and certain assumptions, and therefore, the actual adjustments will likely differ from the pro forma adjustments. In particular, such adjustments include information based upon the Company’s preliminary allocation of the PPA consideration, which is subject to adjustment based upon the completion of the Company’s valuation analysis.

The adjustments made in preparing the unaudited pro forma condensed combined balance sheet as of June 30, 2025, are as follows:

A.	Reflecting the total estimated transaction costs amount of approximately $306,000, consisting of legal, accounting, and other professional fees incurred or expected to be incurred in connection with the Acquisition, of which a total of approximately $59,000 were included as an accrual in Steakholder’s historical financial statements. Additionally, out of the total transaction costs, $20,000 relate directly to the issuance of SPA ADSs classified as equity and were recorded directly to Additional Paid-In Capital.

B.	Reflecting the elimination of the Twine CLA Loan Amount upon the Closing of the Acquisition in accordance with the Twine Convertible Loan Agreement terms.

C.	Reflecting the conversion of a loan received by Twine from a previous shareholder upon the Closing of the Acquisition in accordance with its terms.

D.	Reflecting the conversion of the D.B.W. CLA Loan Amount upon the Closing of the Acquisition in accordance with the D.B.W. Convertible Loan Agreement terms.

E.	Reflecting the expiration of a warrant to purchase preferred shares of Twine issued to Mizrahi Tefahot Bank on September 5, 2022, and amended on June 30, 2023 (the “Mizrahi Warrant”) upon the Closing, in accordance with its terms.

F.	Reflecting the elimination of Twine’s historical equity and Twine’s BB-1 liability-classified warrants acquired in the business combination.

G.	Reflecting the technology valued at $2,481,000 as per the valuation described above, and goodwill valued at $3,483,000, which represents the excess of the preliminary purchase price over the fair value of the assets acquired and liabilities assumed (see also Note 2 above).

H.	Reflecting the total fair value preliminary purchase consideration of $965,000 issued in the form of ADSs and prefunded warrants classified as equity (see also Note 2 above).

The adjustments made in preparing the unaudited pro forma condensed combined income statement for the six months ended June 30, 2025, are as follows:

aa.	Presenting an incremental amortization expense recorded as a result of the intangible assets recognized in the Acquisition (see also Note 2).

bb.	Reflecting the difference between Twine’s historical share-based compensation expenses and the estimated share-based compensation expense of approximately $10,000 for RSUs issued to Twine’s employees, vesting in equal monthly installments over six months from the grant date.

cc.	Presenting income statement impacts of nonrecurring amounts related to Twine’s convertible loans and liability-classified warrants to be settled as of the Closing date of Acquisition in accordance with their original terms.

dd.	Reflecting the net loss per share calculated using the historical weighted average number of shares outstanding, adjusted to reflect:

SPA ADSs (*)	303,820
D.B.W. Conversion Shares	16,023
Total	319,843

(*)	including the Prefunded Warrants as these are currently exercisable by the holder.

The adjustments made in preparing the unaudited pro forma condensed combined income statement for the year ended December 31, 2024, are as follows:

aa.	Representing an incremental amortization expense recorded as a result of the intangible assets recognized in the Acquisition transaction (see also Note 2).

bb.	Reflecting the difference between Twine’s historical share-based compensation expenses and the estimated share-based compensation expense of approximately $54,000 for RSUs issued to Twine’s employees, vesting in equal monthly installments over six months from the grant date.

cc.	Presenting income statement impacts of nonrecurring amounts related to Twine’s liability-classified warrants to be settled as of the Closing date of Acquisition in accordance with their original terms.

dd.	Reflecting the net loss per share calculated using the historical weighted average number of shares outstanding, adjusted to reflect:

SPA ADSs (*)	303,820
D.B.W. Conversion Shares	16,023
Total	319,843

(*)	including the Prefunded Warrants as these are currently exercisable by the holder.

ee.	Reflecting the total estimated transaction costs amount of approximately $306,000, consisting of legal, accounting, and other professional fees incurred or expected to be incurred in connection with the Acquisition, of which a total of approximately $59,000 were included as an accrual in Steakholder’s historical financial statements. Additionally, out of the total transaction costs, $20,000 relate directly to the issuance of SPA ADSs classified as equity and recorded directly to Additional Paid-In Capital.